Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: October 19, 2020

The following is an email sent to employees of Factor Systems Inc. (d/b/a/ Billtrust) on October 19, 2020

FROM:	Flint Lane
TO:	All employees
DATE:	(release after press release is live)
SUB:	Exciting News about the Future of Billtrust

Dear Billtrust Team,

We are pleased to officially share some exciting news with you about an important milestone for Billtrust.

What we are announcing.

Today, we announced plans to become a publicly traded company through a merger with South Mountain Merger Corporation and with the support of major institutional investors including Fidelity, Franklin Advisors and Wellington Management. South Mountain Merger Corporation is what’s known as a Special Purpose Acquisition Company (“SPAC”), which went public in June 2019, with the intent to identify a financial technology business with which to merge.

While today’s announcement is an important step, it does not yet make Billtrust a public company, nor does it guarantee that the transaction will close.  We are working hard to get there and expect to begin trading on the NASDAQ near the end of the. The full press release announcing the transaction can be [seen here].

What does ‘going public’ mean for Billtrust?

Going public is the next major step in the evolution of Billtrust, which will be known to investors as BTRS Holdings. As a public company, we will continue our tradition of innovation through AR optimization and integrated payments, while accelerating our growth by investing in opportunities to scale the business and capture more of our enormous addressable market.

Thanks to the entire Billtrust team for your contributions to our company. Without your hard work, dedication and customer focus, our success would not be possible.

What does ‘going public’ mean for you?

First and foremost, it means business as usual. While this is an exciting time, it is important that we all remain focused on what has made Billtrust stand out and what will continue to fuel our success: relentless customer focus, product innovation and delivering business outcomes. Being a public company will enable greater opportunities for all employees, fuel product innovation and help accelerate our growth, both organically and through acquisitions, to support our long-term strategy. Please check the FAQ on Trusty for more information.

What does ‘going public’ mean for our customers and prospects?

Going public should be a positive for our customers and prospects as well. Being public will provide a level of transparency that they do not get as a private company. We will remain focused on supporting customers via day-to-day operational excellence and industry leading service delivery guided by our value “What Would the Customer Want?” It will also allow us to continue investing in opportunities to enhance our solutions and accelerate our pace of innovation.

What’s next?

Now that this news has been announced, we anticipate a heightened level of interest from people seeking information that could be used to form an opinion about our current or future performance. Today’s announcement may also lead to increased media and investor interest in our company. It is important that we speak in one voice, so please refrain from commenting to the media and refer all media and investor inquiries to pr@billtrust.com. We want to emphasize that no employee may speak on behalf of the company to these audiences unless specifically authorized.

We have an FAQ as well as updated social guidelines. Later this morning, you will see a Billtrust LinkedIn post announcing the news. Feel free to reshare with a brief statement such as “Some exciting news from Billtrust today!”

There will be additional communications that require your attention this morning. You will receive an email from Keith Omsberg regarding insider trading followed by a document that requires you to sign and acknowledge. I will also be sending an email on Code of Conduct information later this week.

I offer my sincere thanks and gratitude to each of you. This extraordinary milestone is the result of a team effort and would not have been possible without your hard work and dedication.

Thank you,

Flint

Important Information and Where to Find It

A full description of the terms of the transaction is expected to be provided in a registration statement on Form S-4, which will include a proxy statement/consent solicitation/prospectus, to be filed by South Mountain with the SEC. South Mountain urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/consent solicitation/prospectus as well as other documents filed with the SEC because these documents will contain important information about South Mountain, Billtrust and the transaction. After the registration statement is declared effective, the definitive proxy statement/consent solicitation/prospectus to be included in the registration statement will be mailed to stockholders of South Mountain as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/consent solicitation/prospectus, without charge, by directing a request to: South Mountain Merger Corporation, 767 Fifth Avenue, 9th Floor, New York, NY 10153. The preliminary and definitive proxy statement/consent solicitation/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

South Mountain and Billtrust, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of South Mountain is set forth in South Mountain’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction will be set forth in the proxy statement/consent solicitation/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of South Mountain or Billtrust, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.
Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding  projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, South Mountain’s and Billtrust’s ability to consummate the transaction between them, the estimated implied enterprise value of the Company, the capabilities and benefits to customers of Billtrust’s technology platform, the advantages and expected growth of BPN, Billtrust’s ability to scale and grow its business, Billtrust’s ability to digitally transform the AR industry, the cash position of the Company following closing, the timing of the closing of the transaction and South Mountain’s ability to obtain the financing through the PIPE and non-redemption commitment necessary to consummate the potential transaction. These statements are based on various assumptions and on the current expectations of South Mountain’s and Billtrust’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of South Mountain and Billtrust. These forward looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products or services;  market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of South Mountain or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s market strategy and subscription business model; the effects of competition on Billtrust’s future business; the amount of redemption requests made by South Mountain’s public stockholders; the ability of South Mountain or the combined company to issue equity, including in the PIPE, or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in South Mountain’s final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of South Mountain filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that South Mountain and Billtrust presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect South Mountain’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this press release. South Mountain and Billtrust anticipate that subsequent events and developments will cause their assessments to change. However, while South Mountain and Billtrust may elect to update these forward-looking statements at some point in the future, South Mountain and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing South Mountain’s or Billtrust’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.